Granite Ridge Resources, Inc.

5217 McKinney Avenue, Suite 400

Dallas, Texas

January 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Cheryl Brown, Office of Energy and Transportation

Re:	Granite Ridge Resources, Inc.

Withdrawal of Acceleration Request

Registration Statement on Form S-1

Initially Filed November 18, 2022; Amendment No. 1 filed December 16, 2022

File No. 333-268478

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 4, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, January 6, 2023 at 5:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby formally withdraw such request for acceleration of the effective date.

If you have any questions, please do not hesitate to call Amy Curtis at (214) 969-1763 or Jeremiah Mayfield at (214) 969-1744.

Very truly yours,

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Luke Brandenberg
Name:	Luke Brandenberg
Title:	Chief Executive Officer

cc:

Amy Curtis, Holland & Knight LLP

Jeremiah Mayfield, Holland & Knight LLP